SRK Consulting (Canada) Inc.
Suite 2200 - 1066 West Hastings Street
Vancouver, BC V6E 3X2

T: +1.604.681.4196
F: +1.604.687.5532

vancouver@srk.com
www.srk.com

December 12, 2013

To:
Securities Regulatory Authorities
B.C. Securities Commission (BCSC)
Alberta Securities Commission (ABC)
Saskatchewan Securities Commission (SSC)
Manitoba Securities Commission (MSC)
Ontario Securities Commission (OSC)
Toronto Stock Exchange (TSX)

CONSENT of QUALIFIED PERSON

I, Dr. Gilles Arseneau, P. Geo., do hereby consent to the public filing of the technical report entitled “Updated Preliminary Economic Assessment for the Eastern Keno Hill Silver District Project – Phase 2, Yukon, Canada” dated November 15, 2013 (the “Technical Report”), and to the use and inclusion of references to and extracts from the Technical Report in the news release of Alexco Resource Corp. dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon” (the “News Release”).

I confirm that I have read the News Release, and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

I hereby expressly consent to the public filing of this consent.

Dated this 12 day of December, 2013.

Dr. Gilles Arseneau. P. Geo.,

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